Exhibit 99.1

IMV INC. (formerly Immunovaccine Inc.)

and

COMPUTERSHARE TRUST COMPANY OF CANADA

FIRST SUPPLEMENTAL WARRANT INDENTURE

May 10, 2018

THIS FIRST SUPPLEMENTAL WARRANT INDENTURE dated as of May 10, 2018.

BETWEEN:	IMV INC. (formerly Immunovaccine Inc.), a corporation governed by the laws of Canada; (hereinafter called the “Corporation”);

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada; (hereinafter called the “Warrant Agent”).

WHEREAS:

1.	The Corporation and the Warrant Agent entered into a warrant indenture (the “Warrant Indenture”) dated June 8, 2016 providing for the issue of up to 7,275,000 Warrants (as defined in the Warrant Indenture) with each whole Warrant exercisable to acquire one common share of the Corporation at an exercise price of $0.72 per common share at any time prior to 5:00 p.m. (Toronto time) on June 8, 2018;

2.	Subsection 8.1.1 of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth any adjustments due, inter alia, to a share consolidation resulting from the application of the provisions of Article 4 of the Warrant Indenture;

3.	The Corporation has effected the consolidation of its common shares (the “Shares”) on a 3.2 (old) for 1 (new) basis (the “Share Consolidation”), effective as of May 2, 2018;

4.	In connection therewith and in accordance with the Warrant Indenture, the Corporation proposes to effect the consolidation of the Warrants under the Warrant Indenture on a 3.2 (old) for 1 (new) basis (the “Warrant Consolidation”);

5.	As a result of the Warrant Consolidation, the Supplemental Warrant Indenture shall provide for the issue of up to 2,273,438 Warrants with each whole Warrant exercisable to acquire one Share at an exercise price of $2.304 per Share at any time prior to 5:00 p.m. (Toronto time) on June 8, 2018;

6.	The foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

7.	The Warrant Agent has agreed to enter into this First Supplemental Warrant Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to the Warrant Indenture as modified by this First Supplemental Warrant Indenture from time to time;

NOW THEREFORE THIS FIRST SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.	This First Supplemental Warrant Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this First Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this First Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.	On and after the date hereof, each reference to the Warrant Indenture, as amended by this First Supplemental Warrant Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this First Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3.	All references to “Immunovaccine Inc.” in the Warrant Indenture are hereby deleted and replaced by “IMV Inc.”.

4.	The following definition of “Exercise Price” in subsection 1.1.21 of the Warrant Indenture is hereby deleted and replaced as follows:

“1.1.21 “Exercise Price” at any time means the price at which a whole Warrant Share may be purchased by the exercise of a whole Warrant, which has been adjusted to $2.304 per Warrant Share, payable in Canadian funds, subject to adjustment in accordance with the provisions of Article 4;

5.	The following section 2.1 of the Warrant Indenture is hereby deleted and replaced as follows:

“2.1       Up to 2,273,438 whole Warrants entitling the holders thereof to purchase an aggregate of 2,273,438 Common Shares, subject to adjustment as described herein, are hereby created and authorized to be issued on the Issue Date in accordance with the terms and conditions hereof. By written order of the Corporation, the Warrant Agent shall (i) Authenticate and deliver Warrant Certificates to Registered Warrantholders or (ii) electronically issue and deposit Uncertificated Warrants pursuant to the terms of Section 2.6 hereof and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the Warrant register of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.”

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6.	The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture in all other respects.

7.	The form of Warrant Certificate attached as Schedule “A” to the Warrant Indenture shall be replaced by Schedule “A” hereto.

8.	The terms of all outstanding Warrants shall be hereby amended to give effect to the amendments described in sections 3, 4 and 5 of this First Supplemental Warrant Indenture.

9.	For greater certainty, unless the context otherwise requires, references to “Shares” in the Warrant Indenture shall mean the common shares of the Corporation after giving effect to the Share Consolidation.

10.	This First Supplemental Warrant Indenture shall be governed by and be construed in accordance with the laws of Canada and shall be binding upon the parties hereto and their respective successors and assigns.

11.	This First Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this First Supplemental Warrant Indenture.

12.	Nothwithstanding the date of its execution, this First Supplemental Warrant Indenture shall be effective as of May 2, 2018.

(Signature page follows)

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IN WITNESS WHEREOF the parties hereto have executed this First Supplemental Warrant Indenture on the date hereof.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(s) Sabrina Tavormina
Authorized Signatory

Per:	(s) Nicolas Richard
Authorized Signatory

IMV INC.

Per:	(s) Pierre Labbé
Authorized Signatory

SCHEDULE A TO INDENTURE

FORM OF WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (TORONTO TIME) ON JUNE 8, 2018 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE SECURITIES].

For Warrants issued to CDS include the following legend:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO IMV INC. (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD TRANSFER OR DEAL WITH THIS CERTIFICATE.

For Warrants required to bear the legend set forth in Section 2.8.3 and 2.8.4 of the Warrant Indenture also include the following legends:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF IMV INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION, TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

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THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A “U.S. PERSON” OR A PERSON IN THE UNITED STATES UNLESS THE WARRANTS AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT CERTIFICATE

To acquire Common Shares of

IMV INC.

Warrant Certificate No. _____	Certificate for ___________________________
Warrants, each entitling the holder to acquire one Common Share

CUSIP 44974L111
ISIN CCA44974L1114

THIS IS TO CERTIFY THAT, for value received, ________________________________ (the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) of IMV Inc. (the “Corporation”) specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to purchase at any time before 5:00 p.m. (Toronto time) (the “Expiry Time”) on June 8, 2018 (the “Expiry Date”), one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the Effective Date (a “Common Share”) for each Warrant.

The right to purchase Common Shares may only be exercised by the holder within the time set forth above by:

(a)	duly completing and executing the exercise form (the “Exercise Form”) attached hereto; and

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(b)	surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, in the City of Montreal or at the branch office of the Warrant Agent, in the city of Toronto, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the aggregate Exercise Price (as defined herein) of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above.

Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the exercise price payable for each Common Share upon the exercise of each Warrant held shall be $2.304 per Common Share (the “Exercise Price”).

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Common Shares not so purchased. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of June 8, 2016 between the Corporation and Computershare Trust Company of Canada, as Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

On presentation at the principal office of the Warrant Agent as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Common Shares as are purchasable under the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price per Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders.

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Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the Warrant register to be kept and by the Warrant Agent in the City of Montreal, Province of Quebec or in the City of Toronto, Province of Ontario, or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time under the Warrant Indenture.

(Signatures appear on following page)

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IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of    ________________.

IMV INC.

By:
Authorized Signatory

Countersigned and Registered by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

SCHEDULE B
FORM OF TRANSFER

TO:	Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Quebec, H3A 3S8

Attention: Manager, Corporate Trust

Telecopy: (514) 982-7677

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ________________________________________________________________________________________________ ___________________________________________________________________________________(print name and address) the Warrants represented by this Warrants Certificate and hereby irrevocable constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate Warrant register of the Warrant Agent.

In the case of a warrant certificate that contains a U.S. restrictive legend substantially in the form set forth in Section 2.8.3 of the Warrant Indenture, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made only to the Corporation;

☐	(B) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “D” to the Warrant Indenture, or

☐	(C) the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by (i) Rule 144 under the U.S. Securities Act or (ii) Rule 144A under the U.S. Securities Act, and in either case in accordance with applicable state securities laws; or

☐	(D) the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws. .

in the case of a transfer in accordance with (C)(i) or (D) above, the Corporation shall first have received an opinion of counsel of recognized standing, or other evidence, in either case in form and substance reasonably satisfactory to the Corporation, to such effect.

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DATED this _____ day of ____________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
Guarantor’s Signature/Stamp	)	Name of Transferor
)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

Canada: A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

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SCHEDULE C
EXERCISE FORM

TO:	IMV Inc.

AND TO:	Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Quebec, H3A 3S8

Attention: Corporate Trust Officer

Telecopy: (902) 420-2764

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire ____________ (A) Common Shares of IMV Inc.

Aggregate Exercise Price payable: _____________________________________________

((A) multiplied by $2.304, subject to adjustment)

The undersigned hereby exercises the right to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐	(A) It (i) is not in the United States (as defined in Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); (ii) is not a U.S. Person as defined in Regulation S; (iii) is not exercising the Warrants on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (iv) did not acquire the Warrants in the United States or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States; (v) did not receive an offer to exercise the Warrants in the United States; and (vi) did not execute or deliver this Exercise Form in the United States, and has, in all other respects, complied with the terms of Regulation S in connection herewith.; OR

☐	(B) It is the original purchaser from the Corporation of the Warrants being exercised and at the time of such acquisition was a U.S. Person or was in the United States (or was acting on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States), and confirms, as of the date of hereof, each of the representations, warranties, certifications and agreements made by it in connection with its acquisition of such Warrants, including, without limitation, its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act, as though such representations, warranties, certifications and agreements were made on the date hereof and in respect of the acquisition of the Common Shares issuable upon exercise of the Warrants being exercised.

☐	(C) An exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available for the exercise of the Warrants, and attached hereto is a written opinion of U.S. counsel or other evidence in form and substance reasonably satisfactory to the Corporation to that effect.

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Notes:

(1)        Common Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked and the applicable requirements have been satisfied. If Box B or C above is checked, the undersigned holder understands that the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state Securities Laws.

(2)        If Box C above is checked, holders are encouraged to consult with the Corporation and the Warrant Agent in advance to determine that the legal opinion or other evidence tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

(3)        It is understood that the Corporation and Computershare Trust Company of Canada may require evidence to verify any of the foregoing representation.

“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

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Once completed and executed, this Exercise Form must be mailed or delivered to:

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Quebec, H3A 3S8

Attention: Corporate Trust Officer

Telecopy: (902) 420-2764

DATED this ____day of _________________, 20__.

)
)
)
Witness	)	(Signature of Warrantholder, to be the same as
	)	appears on the face of this Warrant Certificate)
)
)
Name of Registered Warrantholder

☐	Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

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SCHEDULE D

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada Computershare Investor Services Inc.

as registrar and transfer agent for the Warrants and Common Shares issuable upon exercise of the Warrants of IMV Inc.

The undersigned (a) acknowledges that the sale of __________________ warrants of IMV Inc. (the “Corporation”) to which this declaration relates, represented by certificate number _________________, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) promulgated under the United States Securities Act of 1933, as amended (the “1933 Act”) and (b) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined in the 1933 Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of The Toronto Stock Exchange or any other “designated offshore securities market” as defined in Rule 902 of Regulation S promulgated under the 1933 Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S promulgated under the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

DATED this ____day of _________________, 20__.

(Name of Seller)

By:
Name:
Title:

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